Exhibit 4.64

Power of Attorney

I, Yanhong Li, a citizen of the People’s Republic of China (the “PRC”) with ID No. and the shareholder holding 99.5% equity interests in Beijing Baidu Netcom Science Technology Co., Ltd. (the “Baidu Netcom”), hereby irrevocably authorizes pursuant to the Proxy Agreement dated hereof by myself and Baidu, Inc. and designation of Baidu, Inc., Hailong Xiang with the following powers and rights in connection with my current and future shareholding in the Baidu Netcom during the term of this Power of Attorney:

To exercise solely and exclusively on my behalf all of the voting rights as a shareholder at the shareholders’ meeting of Baidu Netcom under the PRC laws and the articles of association of Baidu Netcom, including without limitation any vote on sale or transfer of any or all of equity interests in Baidu Netcom, and designating and appointing the general manager of Baidu Netcom as my authorized representative on the shareholders’ meeting of Baidu Netcom.

Such authorization is premised on the condition that Hailong Xiang is an employee of Baidu, Inc. and its affiliates, and Baidu, Inc. agrees to such authorization. Once Hailong Xiang is no longer an employee of Baidu, Inc. or I am notified by Baidu, Inc. to terminate such authorization, I will immediately withdraw such authorization to him and designate/authorize any other person nominated by Baidu, Inc. to exercise all of the voting rights on my behalf at the shareholders’ meeting of Baidu Netcom.

Unless otherwise expressly provided herein and as long as I am a holder of equity interests in Baidu Netcom, this Power of Attorney is irrevocable and continues to have effect as of the date hereof .

(Signature):	/s/ Yanhong Li
Date:	March 31, 2018